August 9, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Mr. Matthew Derby

Ms. Jan Woo

RE:        Inpixon

Registration Statement on Form S-1

File No. 333-232448

Acceleration Request

Requested Date: Monday, August 12, 2019

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-232448) (the “Registration Statement”) to become effective on Monday, August 12, 2019 at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Melanie Figueroa of Mitchell Silberberg & Knupp LLP at (917) 546-7707.

Very truly yours,

Inpixon

By: /s/ Nadir Ali______________________

Nadir Ali

Chief Executive Officer

cc:       Melanie Figueroa, Mitchell Silberberg & Knupp LLP